UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 18, 2011.

Luxottica Group Announces

Audio Webcast of “2011 Investor and Analyst Presentation”

Milan, Italy — February 18, 2010 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacturing and distribution of premium fashion, luxury and sports eyewear, today announced that its “2011 Investor and Analyst Presentation” conference call will be available via audio webcast on Tuesday, March 1, 2011, at 5:00 AM US ET (10:00 AM GMT).

The audio webcast will be available to the financial community and the media from Luxottica Group’s corporate website at www.luxottica.com/en/tools/webcast/index.html

Please note that a slide presentation will be available for download from Luxottica Group’s investor relations corporate website at www.luxottica.com/en/investors/presentations/ shortly before the start of the audio webcast.

Luxottica Group will report full year 2010 results on February 28, 2011.

Certain financial and statistical information included in the webcast, as well as information required by Regulation G, will be available at the time of the webcast in the notes to the relative earnings release available from Luxottica Group’s website at www.luxottica.com, press releases section.

Luxottica Group S.p.A. media and investor relations contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 Email: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 Email: InvestorRelations@Luxottica.com

Luca Biondolillo Group Director of International Corporate Communications Tel.: +39 (02) 8633 4668 E-mail: LucaBiondolillo@luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: February 18, 2011	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER